

CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2007

(Unaudited)

(Expressed in Canadian Dollars)

Targeting Uranium and Gold

Head Office: Suite 1240, 1140 West Pender Street
Vancouver, British Columbia, Canada V6E 4G1

Trading Symbol: CXX

Telephone: 604-681-8030
Toll Free: 1-866-683-8030
Facsimile: 604-681-8039

Website: www.crosshairexploration.com

Investor email: dan@crosshairexploration.com
General email: michele@crosshairexploration.com

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM BALANCE SHEET
AS AT JULY 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

	July 31, 2007	April 30, 2007
ASSETS		
Current assets		
Cash and cash equivalents	**$ 10,486,438**	$ 14,311,417
Marketable securities (Note 3)	**2,117,640**	1,787,387
Receivables	**680,397**	444,929
Prepaid expenses	**334,199**	203,438
	13,618,674	16,747,171
Property, plant and equipment (Note 4)	**372,570**	366,080
Mineral properties (Note 5)	**16,495,896**	14,551,292
	$ 30,487,140	$ 31,664,543
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 788,491**	$ 988,941
Due to related parties (Note 8)	**56,318**	19,241
Due to Paragon	**17,653**	348,285
	862,462	1,356,467
Shareholders' equity		
Capital stock (Note 6)		
Authorized		
Unlimited number of common shares without par value		
Issued		
71,328,289 (April 30, 2007 – 70,912,072) common shares	**44,774,826**	44,135,660
Contributed surplus (Note 6)	**5,638,017**	3,888,533
Deficit	**(20,788,165)**	(17,716,117)
	29,624,678	30,308,076
	$ 30,487,140	$ 31,664,543

Nature and continuance of operations (Note 1)
Basis of presentation (Note 2)

On behalf of the Board:

_____ " " _____ Director	_____ " " _____ Director
Mark J. Morabito	Ian B. Smith

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

	July 31, 2007 (3 months)	July 31, 2006 (3 months)
EXPENSES		
Amortization	$ **23,527**	$ 7,362
Audit and accounting	**49,378**	-
Consulting	**28,544**	73,175
Directors fees (Note 8)	**22,500**	12,000
Insurance	**10,078**	6,924
Investor relations	**55,514**	20,931
Legal (Note 8)	**39,565**	55,377
Management fees (Note 8)	**15,000**	9,000
Office and general	**104,055**	109,952
Rent	**21,277**	20,992
Stock-based compensation (Note 6)	**1,911,725**	595,861
Transfer agent and filing fees	**83,553**	5,048
Travel	**53,688**	44,243
Wages and salaries	**288,829**	164,767
	(2,707,233)	(1,125,632)
OTHER ITEMS		
Management fee income (Note 8)	**15,000**	3,000
Interest income	**146,160**	114,527
Gain on disposition of Sinbad mineral property	**15,848**	-
Unrealised loss – marketable securities	**(541,823)**	-
	(364,815)	117,527
Loss for the period	$ **(3,072,048)**	$ (1,008,105)
Basic and diluted loss per common share	$ **(0.04)**	$ (0.02)
Weighted average number of common shares outstanding	**71,076,687**	58,625,810

The accompanying notes are an integral part of these financial statements**.**

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

	July 31, 2007 (3 months)	July 31, 2006 (3 months)
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ **(3,072,048)**	$ (1,008,105)
Items not affecting cash:		
Amortization	**23,527**	7,362
Stock-based compensation	**1,911,725**	595,861
Unrealized loss – marketable securities	**541,823**	-
Gain on sale of Sinbad mineral property	**(15,848)**	-
Changes in non-cash working capital items:		
Receivables	**(235,468)**	(91,602)
Prepaid expenses	**(130,761)**	(123,292)
Due to related parties	**37,077**	11,270
Accounts payable and accrued liabilities	**(200,450)**	(41,477)
Net cash used in operating activities	**(1,140,423)**	(649,983)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	**(1,730,956)**	(1,375,173)
Acquisition of equipment	**(30,017)**	(4,947)
Marketable securities	**(872,076)**	-
Due to Paragon	**(330,632)**	(134,004)
Net cash used in investing activities	**(2,963,681)**	(1,514,124)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of shares for cash	**279,125**	380,827
Net cash provided by financing activities	**279,125**	380,827
Net change in cash during the period	**(3,824,979)**	(1,783,280)
Cash and cash equivalents, beginning of period	**14,311,417**	13,947,976
Cash and cash equivalents, end of period	$ **10,486,438**	$ 12,164,696
Cash and cash equivalents		
Cash	$ 912,860	$ 944,696
Liquid short term investments	9,573,578	11,220,000
	$ 10,486,438	$ 12,164,696
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital				
	Number of Shares	**Amount**	**Contributed Surplus**	**Deficit**	**Total**
Balance at April 30, 2006	58,356,045	$ 29,135,054	$ 1,188,003	$(12,183,106)	$ 18,139,951
Shares issued during the year (Note 6):					
Property acquisition	445,000	1,078,150			1,078,150
Exercise of stock options	2,672,764	2,400,146			2,400,146
Exercise of agent's warrants	273,863	277,571			277,571
Exercise of warrants	8,674,025	10,537,395			10,537,395
Incentive program participation	490,375	707,343			707,343
Stock-based compensation for the year			3,696,601		3,696,601
Less: stock options exercised value			(996,071)		(996,071)
Loss for the year				(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076
Shares issued during the period (Note 6):					
Property acquisition	70,000	197,800			197,800
Exercise of stock options	308,834	394,637			394,637
Exercise of agent's warrants	37,383	46,729			46,729
Stock-based compensation for the period			1,911,725		1,911,725
Less: stock options exercised value			(162,241)		(162,241)
Loss for the period				(3,072,048)	(3,072,048)
Balance at July 31, 2007	**71,328,289**	**$ 44,774,826**	**$ 5,638,017**	**$(20,788,165)**	**$ 29,624,678**

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
July 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3. MARKETABLE SECURITIES

The balances presented reflect fair market value as at July 31, 2007 (cost: $2,659,463) and April 30, 2007 (cost: $1,822,976).

4. PROPERTY, PLANT AND EQUIPMENT

Description	July 31, 2007			April 30, 2007		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Furniture & fixtures	$ 75,113 $	17,674 $	**57,439** $	75,112 $	14,625 $	60,487
Computer & office equipment	69,413	17,984	**51,429**	67,014	13,843	53,171
Computer software	35,543	8,979	**26,564**	32,936	5,581	27,355
Exploration equipment	272,172	35,034	**237,138**	247,162	22,095	225,067
	$ 452,241 $	79,671 $	**372,570** $	422,224 $	56,144 $	366,080

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
July 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

5. MINERAL PROPERTIES

	Uranium			Gold & VHMS			
	Moran Lake	**Otter & Portage Lake**	**Stormy Lake & Partridge River**	**Golden Promise**	**Southern Golden Promise (Victoria Lake)**	**Sinbad Claims**	**Total**
Balance April 30, 2006	$ 2,812,617	$ 70,400	$ -	$ -	$1,024,022	$ 12,722	$ 3,919,761
Drilling & trenching	2,474,435	94,698	-	640,629	514,059	-	3,723,821
Geology	2,070,123	34,741	-	32,738	78,338	3,127	2,219,067
Geophysics	2,278,608	62,900	-	-	79,961	-	2,421,469
Administration	343,171	7,765	-	54,301	42,743	-	447,980
Technical analysis	432,758	8,261	-	17,336	40,189	-	498,544
Acquisition costs	710,000	276,750	-	110,400	223,500	-	1,320,650
Tax credits received	-	-	-	-	-	-	-
Write offs/sales	-	-	-	-	-	-	-
Total for the year	8,309,095	485,115	-	855,404	978,790	3,127	10,631,531
Balance April 30, 2007	11,121,712	555,515	-	855,404	2,002,812	15,849	14,551,292
Drilling & trenching	161,224	-	-	9,109	362	-	170,695
Geology	768,983	-	-	31,807	6,145	-	806,935
Geophysics	590,213	-	-	-	-	-	590,213
Administration	87,644	-	-	2,293	2,633	-	92,570
Technical analysis	92,359	-	-	-	-	-	92,359
Acquisition costs	-	-	145,000	67,800	67,500	-	280,300
Credits received	-	-	-	-	(72,619)	-	(72,619)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)
Total for the period	1,700,423	-	145,000	111,009	4,021	(15,849)	1,944,604
Balance July 31, 2007	$12,822,135	$ 555,515	$ 145,000	$ 966,413	$2,006,833	$ -	$16,495,896

Cumulative totals as at July 31, 2007:

	Moran Lake	**Otter & Portage Lake**	**Stormy Lake & Partridge River**	**Golden Promise**	**Southern Golden Promise (Victoria Lake)**	**Sinbad Claims**	**Total**
Drilling & trenching	$ 2,958,665	$ 94,698	$ -	$ 649,738	$ 565,426	$ -	$ 4,268,527
Geology	3,574,104	35,141	-	64,545	454,730	11,724	4,140,244
Geophysics	4,037,334	62,900	-	-	325,368	-	4,425,602
Administration	603,571	7,765	-	56,594	107,033	-	774,963
Technical analysis	654,761	8,261	-	17,336	226,045	-	906,403
Acquisition costs	1,260,000	346,750	145,000	178,200	423,000	4,125	2,357,075
Credits received	(266,300)	-	-	-	(94,769)	-	(361,069)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)
Balance July 31, 2007	$12,822,135	$ 555,515	$ 145,000	$ 966,413	$2,006,833	$ -	$16,495,896

(Expressed in Canadian Dollars)

5. MINERAL PROPERTIES (cont'd…)

MORAN LAKE PROPERTY

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada. The agreement was amended on March 1, 2005 to include another 381 claims adjacent to and 4 kilometres north of the Moran Lake Property, known as Moran Heights. To exercise the option, the Company must issue common shares, incur project expenditures and make cash payments as follows:

Deadline	Number of shares	Project Expenditures	Cash Payments	Status
On execution of original agreement	250,000	$ -	$ 25,000	Issued, paid
On regulatory approval of original agreement	250,000	-	50,000	Issued, paid
On signing amended agreement	-	-	25,000	Paid
On regulatory approval of amended agreement	100,000	-	-	Issued
On or before November 10, 2005	250,000	100,000	100,000	Issued, incurred, paid
On or before November 10, 2006	250,000	300,000	100,000	Issued, incurred, paid
On or before November 10, 2007	250,000	500,000	125,000	Incurred
On or before November 10, 2008	250,000	800,000	150,000	Incurred
On or before November 10, 2009	250,000	1,300,000	-	Incurred
TOTAL	1,600,000	$ 3,000,000	$ 575,000	

The agreement also requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completing the above-noted obligations.

OTTER/PORTAGE LAKE PROPERTY

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the central mining belt of Labrador. To exercise the option, the Company must issue common shares, incur project expenditures and make cash payments as follows:

Deadline	Number of shares	Project Expenditures	Cash Payments	Status
On execution of agreement	-	-	25,000	Paid
On regulatory approval of agreement	50,000	-	-	Issued
On or before December 2, 2006	75,000	100,000	30,000	Issued, incurred, paid
On or before December 2, 2007	100,000	200,000	35,000	
On or before December 2, 2008	-	300,000	50,000	
TOTAL	225,000	$ 600,000	$ 140,000	

(Expressed in Canadian Dollars)

5. MINERAL PROPERTIES (cont'd…)

STORMY LAKE/PARTRIDGE RIVER PROPERTY

Pursuant to an agreement dated May 1, 2007, the Company acquired an option agreement to earn a 75% interest in four mineral licenses covering 139 claims located in the central mineral belt of Labrador, To exercise the option , the Company must issue common shares, incur project expenditures and make cash payments as follows:

Deadline	Number of shares	Project Expenditures	Status
On regulatory approval of agreement	50,000	-	Issued
On or before May 1, 2008	50,000	75,000	
On or before May 1, 2009	75,000	250,000	
On or before May 1, 2010	-	475,000	
TOTAL	175,000	$ 800,000	

GOLDEN PROMISE PROJECT

Pursuant to an agreement dated May 2, 2006, the Company acquired an option to earn a 60% interest in the Golden Promise Property, a gold project located in Newfoundland, Canada. To exercise the option, the Company must issue common shares, incur project expenditures and make cash payments as follows:

Deadline	Number of shares	Project Expenditures	Cash Payments	Status
On or before May 7, 2006	20,000	$ -	$ -	Issued
On or before June 1, 2006	-	-	75,000	Paid
On or before June 14, 2006	-	-	10,000	Paid
On or before May 1, 2007	20,000	750,000	-	Issued, incurred
On or before June 14, 2007	-	-	15,000	Paid
On or before May 1, 2008	20,000	900,000	-	
On or before May 1, 2009	20,000	1,100,000	-	
On or before May 1, 2010	-	1,250,000	-	
TOTAL	80,000	$ 4,000,000	$ 100,000	

SOUTHERN GOLDEN PROMISE (VICTORIA LAKE)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

SINBAD CLAIMS

The Sinbad claims are located in Emery, Nevada, U.S.A. and were acquired in January 2006 at a cost of $4,125. Subsequently, the Company incurred geology costs totaling $11,724. During the three months ended July 31, 2007, the Sinbad claims were sold to Target Exploration & Mining Corp., a company with at least one director in common, in consideration for cash of $31,698 and a 2% net smelter return royalty.

(Expressed in Canadian Dollars)

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

During the year ended April 30, 2007, shares were issued as follows:

- 2,672,764 shares pursuant to the exercise of stock options for gross proceeds of $1,404,075. An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.
- 8,947,888 shares pursuant to the exercise of shareholder and agent's warrants for total gross proceeds of $10,814,966.
- 490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.
- 20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

During the three month period ended July 31, 2007, shares were issued as follows:

- 308,834 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.32 per share for gross proceeds of $232,396. An amount of $162,241 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.
- 37,383 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $46,729.
- 20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise property and 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River properties.

Share purchase warrants

At July 31, 2007, warrants to purchase 362,500 shares @ $1.25 expiring November 3, 2007 remain outstanding.

Escrow shares

During the three months ended July 31, 2007, 140,625 shares were released from escrow; leaving nil shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Stock options

The Company has a stock option plan whereby it may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

(Expressed in Canadian Dollars)

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

The following is a summary of stock options outstanding at July 31, 2007 and April 30, 2007 and changes during the periods then ended.

	July 31, 2007		April 30, 2007	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of period	8,981,984	$ 1.62	6,364,748	$ 0.68
Exercised	(308,834)	0.75	(2,672,764)	0.53
Cancelled or expired	(105,000)	1.96	(700,000)	0.84
Granted	-	-	5,990,000	2.04
Outstanding, end of period	8,568,150	$ 1.65	8,981,984	$ 1.62
Currently exercisable	3,444,250	$ 1.01		

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the period ended July 31, 2007 totaled $1,911,725. The weighted average fair value of options granted in the period was $Nil (April 30, 2007 - $2.16).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year ended April 30, 2007:

	April 30, 2007
Risk-free interest rate	3.79%
Expected life of options	5 years
Annualized volatility	239%
Dividend rate	0%

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the period ended July 31, 2007:

(a) The Company recognized fair market value of $162,241 in respect of options and warrants exercised.

(b) The Company issued a total of 70,000 common shares at a value of $197,800 for property acquisitions.

The following were significant non-cash investing and financing transactions during the period ended July 31, 2006:

(a) The Company recognized fair market value of $144,602 in respect of options and warrants exercised.

(b) The Company issued a total of 20,000 common shares at a value of $25,400 for property acquisitions.

(c) Included in accounts payable were $469,029 related to deferred exploration costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
July 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS

Due to Related Parties	July 31, 2007	April 30, 2007
Independent directors' fees	$ 2,880	$ -
Geological consulting fees owing to a company controlled by a director	3,438	5,830
Non-salary executive compensation	50,000	-
Director and officers expenses	-	13,411
	$ 56,318	$ 19,241

During the period ended July 31, 2007, the Company:

- charged management fees of $15,000 (2006: $3,000) and sold the Sinbad claims for a gain of $15,848 (2006: $Nil) to another public company with at least one director in common.

- incurred management fees of $15,000 (2006 – $9,000) to a director.

- incurred independent directors' fees of $22,500 (2006 - $12,000).

- incurred legal fees of $20,393 (2006 – $19,106) to a law firm of which a director is a partner.

- incurred geological consulting fees of $10,250 (2006 – $27,000) to a private company owned by a director.

These transactions were incurred in the normal course of operations and, in management's opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

9. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties in North America.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, receivables, deposits, accounts payable and accrued liabilities, due to Paragon and due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

11. COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $76,804; 2009 - $48,586; 2010 - $47,954 and 2011- $35,491.

12. SUBSEQUENT EVENTS

Subsequent to July 31, 2007, the Company issued 282,500 shares for gross proceeds of $174,500 pursuant to the exercise of stock options and granted stocks option to purchase up to 830,000 shares at prices ranging from $1.54 to $ 2.50 per share for periods of five years.